June 23, 2006

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ICF International, Inc.

Registration Statement on Form S-1

Filed May 11, 2006

File No. 333-134018

Dear Ms. Garnett and Mr. Fischer:

Thank you for your letter dated June 7, 2006 setting forth comments on the above-referenced Registration Statement on Form S-1.

On behalf of ICF International, Inc. (“ICF”), we are filing herewith Amendment No. 1 to the Registration Statement (“Amendment No. 1”). We are also providing to the Staff three unmarked copies of Amendment No. 1 and three copies of Amendment No. 1 that are marked to show changes from the original Registration Statement. Unless otherwise indicated, all references to page numbers are to the marked Amendment No. 1 provided herewith.

This response letter has been filed via EDGAR, tagged as “CORRESP.” The attachments to this letter have not been provided via EDGAR. Instead, we are delivering an original of this letter, together with all attachments, by hand.

We look forward to working with you in connection with your ongoing review of the Registration Statement and its ultimate acceleration. We are not requesting acceleration at this time.

General

1.	Please provide us copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. We note, for example, cites to the International Energy Agency and U.S. Department of Transportation on page 2.

Response: Enclosed with this letter are copies of market and industry data that ICF relies upon with respect to statements on pages 64, 66, 68, 71, 73 and 76 of Amendment No. 1. The cite on page 2 noted in the comment was eliminated in connection with the revisions made in response to comment 4.

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

Prospectus Cover Page

2.	We note the disclosure regarding the application to have your common stock approved for quotation on the Nasdaq. Please advise us of the basis for your belief that you will be quoted on the Nasdaq. Please refer to the note to Item 202 of Regulation S-K.

Response: ICF believes that its common stock will be quoted on the Nasdaq National Market based on its evaluation of the Nasdaq National Market listing standards. ICF’s evaluation with respect to each Nasdaq National Market initial listing standard category is as follows:

•	Stockholders’ Equity. ICF’s total stockholders’ equity as of March 31, 2006 was $54,160,000. This amount exceeds all three Nasdaq National Market initial listing standards for this category, the highest of which is $30 million.

•	Market Value of Total Assets and Total Revenue. ICF’s total assets and total revenue as of and for the year ended December 31, 2005 were $151,124,000 and $177,218,000, respectively. These amounts exceed all three Nasdaq National Market initial listing standards for this category, the highest of which requires total assets of $75 million and total revenue of $75 million.

•	Income From Continuing Operations Before Income Taxes. ICF’s income from continuing operations before income taxes for the year ended December 31, 2005 was $3,887,000. This amount exceeds all three Nasdaq National Market initial listing standards for this category, the highest of which is $1 million.

•	Publicly Held Shares. Following the offering, ICF expects to have approximately 8 million publicly held shares, determined on a pre-split basis. This amount exceeds, and would exceed after any reasonably probable stock split by the Company in anticipation of the offering, all three Nasdaq National Market initial listing standards for this category, which are each 1.1 million.

•	Market Value of Publicly Held Shares. Following the offering, ICF expects its publicly held shares to have a market value of approximately $75 million. This amount exceeds all three Nasdaq National Market initial listing standards for this category, the highest of which is $20 million.

•	Minimum Bid Price. The minimum bid price is expected to be in excess of $5.00, satisfying all three Nasdaq National Market initial listing standards for this category, each of which is $5.

•	Shareholders (Round Lot Holders). Following the offering, ICF expects to have at least 400 round lot holders of its common stock, which satisfies the minimum

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

requirement under all three Nasdaq National Market initial listing standards for this category, each of which is 400.

•	Market Makers. ICF expects that there will be at least 4 market makers with respect to ICF’s common stock. This number satisfies the minimum requirement under all three Nasdaq National Market initial listing standards for this category, the highest of which is 4.

•	Operating History. ICF has operated continuously since its organization in 1999, which satisfies all three Nasdaq National Market initial listing standards for this category, the highest of which is two years.

•	Corporate Governance. Immediately prior to and following the offering, ICF intends to implement and comply with all applicable Nasdaq corporate governance requirements for initial and continued listing on Nasdaq.

3.	Please revise to delete the reference to “sole book-running manager” from the cover page. This information is more appropriate for the underwriting section of the prospectus or the back cover page.

Response: We believe it is common and customary to identify the roles of the various underwriters within the underwriting syndicate on the cover page of the prospectus. See, e.g., RAM Holdings Ltd. (final prospectus filed April 28, 2006) and HealthSpring, Inc. (final prospectus filed February 6, 2006). Indeed, the Commission acknowledged the relevance and prevalence of this type of disclosure when it amended Rule 134 under the Securities Act in August 2005 to specifically extend the safe harbor to this type of information (see Rule 134(a)(10)). We also believe that this information is used by some investors when evaluating investment opportunities, as investors can and often do consider the reputation of the book-running managers and other co-managers when making their investment decision.

Prospectus Summary, page 1

4.	The summary should provide investors with a clear, concise and coherent “snapshot” description of the most significant aspects of the offering. We note that much of the information in the summary is repeated in, and more appropriate for, the body of the prospectus. For example, disclosure relating to “Market Opportunity” starting on page 2 is repeated on page 59 through 62. Disclosure regarding your competitive strengths and business strategy on pages 3-4 is repeated on pages 62 through 65. Please revise to delete repetitious disclosure. If you wish to retain information about your market opportunity, competitive strengths, and business strategy in the summary, please limit the disclosure to a brief summary rather than the detailed disclosure you currently provide.

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

Response: The summary has been revised as suggested in this comment. See pages 1-4 of Amendment No. 1.

ICF International, Inc., page 1

5.	To the extent that you retain disclosure regarding your backlog as of December 31, 2005, please revise to briefly describe how backlog is calculated.

Response: Additional disclosure responsive to this comment is included at page 1 of Amendment No. 1.

Risk Factors, page 4

6.	Please revise the risk factor at arrow one to indicate the extent to which your revenues are derived from contracts with the federal government and its agencies.

Response: The risk factor referred to in this comment has been revised as suggested. See page 3 of Amendment No. 1.

Risk Factors, page 10

7.	Please review your risk factor subheadings to ensure they reflect the risk you describe in the text. Some of your subheadings merely state facts about your business. For example, we note the heading “Our commercial business depends on the energy sector of the global economy, which is highly cyclical,” on page 13. Please review and revise subheadings to succinctly state the risks that will result from the facts or circumstances you discuss.

Response: The risk factors referred to in this comment have been revised in response to this comment. See pages 12-23 of Amendment No. 1.

Risks related to our industry

The failure by Congress to approve budgets in a timely manner for the federal agencies and departments we support could delay and reduce spending and cause us to lose revenue and profit, page 10

8.	Please revise to reference the impact that failure to approve a budget timely would have on your operating results.

Response: Revised disclosure responsive to this comment is included at page 10 of Amendment No. 1.

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

Unfavorable government audit results could force us to adjust previously reported operating results, could affect future operating results and could subject us to a variety of penalties and sanctions, page 11

9.	We note that government audits have been completed on your incurred contract costs through 2001. Please advise us as to whether you have historically had any negative audits or any determination by the DCAA or other agencies that costs were improperly allocated. If so, please revise to provide brief disclosure in this regard.

Response: Since 1999, when ICF was purchased in a management buyout/recapitalization from ICF Kaiser International, Inc., government audits of incurred costs through 2001 have resulted in minimal negative adjustments. The effect of any such adjustment is limited because the majority of ICF’s revenue is currently derived from projects that are not cost-based. Years after 2001 remain open and the Company cannot predict the outcome of any audits for those years.

Risks related to our business

We are dependent on contracts with U.S federal government agencies and departments for the majority of our revenue and profit, page 12

10.	The concluding sentence of this risk factor appears to contradict the first sentence of the paragraph wherein you state that you believe one of the key elements of your success is your position as a prime contractor under GSA Schedule contracts and other IDIQ contracts. Please revise to address this inconsistency or advise.

Response: The risk factor referred to has been separated out as a separate risk factor and revised in response to this comment. See pages 12 and 13 of Amendment No. 1.

The loss of key members of our senior management team could impair our relationships with clients and disrupt the management of our business, page 14

11.	Please revise to identify the key members of senior management upon whom you rely.

Response: The risk factor referred to has been revised in response to this comment. See page 15 of Amendment No. 1.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability and loss of market shares, page 16

12.	Please confirm, if true, that the principal competitors whom you have named are representative of your competitors as a whole.

Response: The competitors named in the risk factor referred to in this comment are representative of ICF’s competitors on larger procurements. These named competitors

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

are, for the most part, among the larger and better-known competitors, many of which are publicly held. In addition, as explained in this risk factor, ICF competes with a number of smaller businesses. The names of these smaller competitors, however, are not likely to be as meaningful to the reader as the competitors referred to in this risk factor.

We have incurred substantial amounts of debt and expect to incur additional debt in the future, which could substantially reduce our profitability, limit our ability to pursue certain business opportunities, and reduce the value of your investment, page 18

13.	Because of the length of this risk factor, please revise to break out the risks related to your debt both present and future under separate risk factor sub-headings.

Response: This risk factor has been subdivided and revised as suggested in the comment. See pages 18 and 19 of Amendment No. 1.

14.	We note your statement in paragraph two that at times you “have not fulfilled the covenants, maintained the ratios, or complied with the financial tests specified in [y]our financial arrangements,” or have done so only marginally. Please revise, as applicable, to disclose the ramifications of not fulfilling the covenants, or doing so only on a marginal basis.

Response: This risk factor has been revised as suggested in the comment. See page 19 of Amendment No. 1.

Our international operations pose special and unusual risks to our profitability and operating results, page 19

15.	Please identify for us the “other foreign countries” where ICF International performs work.

Response: The principal “other foreign countries” where ICF performs work include Afghanistan, Argentina, Australia, Belgium, Brazil, Canada, China, France, India, Iraq, Ireland, Italy, Japan, Mexico, Netherlands, Nigeria, Norway, Russia, Singapore and the United Kingdom.

The diversity of the services we provide and the clients we serve may create actual, potential and perceived conflicts of interest and conflicts of business that limit our growth and lead to liability for us, page 22

16.	Please revise to briefly describe the internal process for determining whether a project would create a potential or actual conflict of interest.

Response: This risk factor has been revised as suggested in the comment. See page 22 of Amendment No. 1.

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

Our principal investor and some members of our board of directors may have conflicts of interest that could hinder our ability to make acquisitions, page 26

17.	Please revise to address whether there are mechanisms in place to address conflicts of interest arising when the acquisition goals of ICF International and CMEP or FSAC are similar with respect to a particular complementary business.

Response: This risk factor has been revised as suggested in the comment. See page 27 of Amendment No. 1.

18.	Please advise whether FSAC has identified any federal services business for acquisition. We note that FSAC has earmarked $120 million for this purpose.

Response: FSAC has entered into a definitive agreement to acquire Advanced Technology Systems, Inc. The transaction is described in FSAC’s filings with the Commission, including preliminary proxy materials. The transaction has not yet closed and remains subject to stockholder approval, among other closing conditions.

We have never operated as a public company, and fulfilling our obligations incident to being a public company will be expensive and time consuming, page 26

19.	Please revise to provide an estimate of the costs associated with being a public company.

Response: This risk factor has been revised as suggested in the comment. See page 27 of Amendment No. 1.

Use of Proceeds, page 31

20.	We note that you will use a portion of the proceeds from this offering for debt repayment. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: The Use of Proceeds disclosure has been revised as suggested in the comment. See page 32 of Amendment No. 1.

Capitalization, page 33

21.	Please advise us why the current portion of long-term debt is not included in the sum of your total capitalization or revise accordingly.

Response: Amendment No. 1 has been revised to include the current portion of long-term debt in total capitalization.

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

Selected consolidated financial and other data, page 38

22.	Reference is made to your classification of the unusual expense included in EBITDA. Since non-cash compensation is an ordinary expense, please consider clearly stating the nature of the charge rather than characterizing it as unusual.

Response: The line item referred to has been changed to “Non-cash compensation charge included in EBITDA from continuing operations.” See for example pages 8, 38 and 51 of Amendment No. 1.

Management’s Discussion and Analysis, page 41

23.	The final sentence of your introductory paragraph suggests that there may be other factors possibly affecting operating results of which you are presently aware, but have not included as risk factor disclosure. Please advise or revise.

Response: ICF is not aware of material risks not reflected in the risk factors. Accordingly, the paragraph referred to in this comment has been revised. See page 42 of Amendment No. 1.

Liquidity and Capital Resources, page 52

24.	Please revise to quantify all material short-term liquidity requirements. Further, provide similar disclosure regarding all material long-term liquidity requirements.

Response: Please see revised disclosure included at page 53 of Amendment No. 1.

25.	We note disclosure on page 18 in the Risk Factors section, indicating that your financing arrangements require you to maintain specified financial ratios and tests. Please expand your disclosure to briefly describe these financial ratios and tests. Also indicate whether you are currently in compliance with those ratios and tests.

Response: Please see revised disclosure included at page 55 of Amendment No. 1.

Cash and net working capital, page 52

26.	We note your disclosure that as part of your acquisitions of Synergy and Caliber, you acquired receivables which were higher in terms of days sales outstanding than the company as a whole. Tell us what consideration you have given to discussing the potential credit risk related to these receivables and how management intends to address any increased risk.

Response: At this time, ICF does not believe there is greater potential credit risk associated with the receivables acquired in the Synergy and Caliber transactions than the receivables of the company as a whole. The customers who owe those receivables are

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

governmental bodies and are viewed by ICF as being as likely to pay as ICF’s government clients in general. In addition, since closing the transactions, ICF has been able to manage the days sales outstanding of those receivables to the point where, on average, they are no longer higher than the days sales outstanding of the company as a whole.

Cash flow, page 53

27.	Please revise to clarify why you experienced a decrease in deferred revenue and accrued expenses in fiscal 2004.

Response: Please see revised disclosure at page 54 of Amendment No. 1.

Credit Agreement, page 53

28.	The last paragraph on page 53 indicates that you expect to enter into new credit facilities after completion of this offering. Please revise to clarify how you will finance working capital needs and fund future acquisitions if you are unsuccessful in securing new credit facilities on favorable terms.

Response: Please see revised disclosure at page 56 of Amendment No. 1.

29.	Refer to the table at the top of page 54. Please revise to clarify whether the amounts outstanding include accrued but unpaid interest, or if they reflect principal only. Also, please clarify whether the amount of term loans outstanding includes amounts under both the term loan maturing in 2010 and the short-term loan maturing in January 2007. If so, please show those amounts separately in the table.

Response: Please see revised disclosure at page 56 of Amendment No. 1.

Contractual Obligations, page 54

30.	Please revise, as applicable, to describe any provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Response: Please see revised disclosure at page 57 of Amendment No. 1.

31.	Please tell us why the table indicates that a portion of your term loan will mature in less than 1 year and in 1-3 years. We note disclosure on page 53 indicating that the maturity date of your term loan is October 2010. Similarly, please tell us why the table reflects two different maturity periods for the time loan.

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

Response: See footnotes added to the table on page 57 of Amendment No. 1 in response to this comment.

Business

Focus on high margin projects, page 65

32.	Please revise to briefly identify the basis for your expectation that the energy industry will be a “particularly attractive market” for you over the next decade.

Response: Please see revised disclosure at page 69 of Amendment No. 1.

Services and Solutions, page 66

33.	Please revise to include a definition of “NEPA.”

Response: Please see revised disclosure at page 70 of Amendment No. 1.

Environment and infrastructure, page 70

34.	We note your statement that for more than three decades you have been a “leading” provider of services for the design, evaluation and implementation of environmental polices and projects across all environmental media. Please revise to indicate the measure whereby you determined that you are a leading provider, whether by revenues or some other means. Also, provide independent third-party support for your assertion that you are a leader in this field.

Response: This statement has been revised to eliminate the reference to “leading”. See page 74 of Amendment No. 1.

Corporate Governance and Board Committees, page 80

35.	Please provide additional disclosure regarding each committee to discuss the frequency with which each will have meetings.

Response: Please see the revised disclosure at pages 84 and 85 of Amendment No. 1.

Compensation Committee Interlocks and Insider Participation, page 8l

36.	Please revise to identify the entity for which Peter Schulte serves as a member of the board of directors or compensation committee. Identify any other executive officers of that entity that serve as members of ICF’s board of directors.

Response: Please see revised disclosure at page 85 of Amendment No. 1.

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

Executive Compensation

Summary Compensation Table, page 83

37.	We note disclosure on page 85 indicating that on October 1, 2005 you entered into an employment agreement under which Mr. Croan would receive a base salary of $194,000 per year. Please confirm, if true, that Mr. Croan did not receive salary and bonus of at least $100,000 for the year ended December 31, 2005, such that it was appropriate not to include disclosure pursuant to Item 402 of Regulation S-K identifying Mr. Croan as one of the most highly compensated executive officers for that year.

Response: The statement above is correct. Mr. Croan joined ICF effective October 1, 2005 and did not receive salary and bonus of at least $100,000 for the year ended December 31, 2005 for services rendered to ICF. Therefore, it was appropriate not to include disclosure pursuant to Item 402 of Regulation S-K identifying Mr. Croan as one of the most highly compensated ICF executive officers for that year.

38.	Please revise the table to clarify, by footnote or otherwise, whether amounts paid as bonus were paid under the terms of the Employee Annual Incentive Compensation Pool Plan, or whether the bonus amounts were paid at the discretion of the board of directors or the compensation committee.

Response: Please see revised disclosure at page 87 of Amendment No. 1.

39.	Please revise the summary compensation table to reflect shares underlying all options granted to the named executive officers in each of the three fiscal years shown. For example, we note that the option grants table on page 84 indicates that you granted options to Mr. Stewart and Ms. Glover in 2005; however, the shares underlying those options do not appear in the summary compensation table.

Response: The number of shares underlying options in the summary compensation table have been intentionally omitted until the anticipated reverse stock split ratio is determined. This share information will then be retroactively adjusted to reflect the stock split. An additional footnote clarifying this approach has been added to the summary compensation table on page 87 of Amendment No. 1. Without adjusting for any stock split, the number of shares underlying options in the summary compensation table are as follows:

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

Name and Principal Position	Year	Securities Underlying Stock Options (Shares)
Sudhakar Kesavan Chairman, President and Chief Executive Officer	2005 2004 2003	— — 21,936

John Wasson Executive Vice President and Chief Operating Officer	2005 2004 2003	— 20,000 19,500

Alan Stewart Senior Vice President, Chief Financial Officer and Secretary	2005 2004 2003	5,000 15,000 11,000

Ellen Glover Executive Vice President	2005	20,000

2005 Restricted Stock Plan, page 86

40.	Please revise to clarify whether any shares of restricted stock have been granted to date under the plan. If so, please revise the summary compensation table on page 83 to reflect those shares, if appropriate.

Response: This section has been revised as suggested in the comment. See page 90 of Amendment No. 1. The issuance of 16,500 shares of restricted stock to Ellen Glover identified on the summary compensation table is the only issuance under the 2005 Restricted Stock Plan.

Principal and selling stockholders, page 92

41.	Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

Response: None of the selling shareholders are registered broker-dealers or affiliates of broker-dealers.

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

42.	We note that you have included “Entities Affiliated with CM Equity Partners, L.P.” in your selling shareholder table. This aggregate disclosure does not appear consistent with the requirement of Item 507 of Regulation S-K, which states that “each” selling shareholder be named, and that the attendant disclosure with respect to share ownership be broken out. Please revise to provide all disclosure required by Item 507 of Regulation S-K.

Response: The table referred to in this comment has been revised as suggested. See pages 97 and 98 of Amendment No. 1.

43.	We note disclosure in footnote (1) indicating that Messrs. Shulte, Jacks, and Hopkins beneficially own the shares held by affiliates of CM Equity Partners, L.P. Please revise the table to separately identify these three individuals and to show the full amount of their beneficial ownership. Disclaimers of beneficial ownership may be disclosed by footnotes to the table.

Response: The table referred to in this comment has been revised as suggested to reflect beneficial ownership by Messrs. Schulte and Jacks. Mr. Hopkins’ position with CMEP is such that he is not a beneficial owner. See pages 97 and 98 of Amendment No. 1.

Underwriting, page 104

44.	At the conclusion of the first paragraph you describe the underwriting agreement as subject to terms and conditions. Please provide to us a draft copy of the underwriting agreement, so that we may review in more detail the terms and conditions.

Response: We expect that the underwriting agreement will contain customary terms and conditions. ICF and the underwriters are currently negotiating the underwriting agreement and will file it in a pre-effective amendment to the Registration Statement.

45.	We note the discussion beginning on page 107 regarding the offering of stock in foreign countries. Please tell us whether this public offering is part of a global offering and revise your disclosure as appropriate.

Response: It is not currently contemplated that this offering would be part of a “global offering,” in the sense that there would be more than one underwriting syndicate or “tranches.” It is possible that the underwriters may wish to sell some shares of common stock to offshore accounts, including to accounts located in the European Economic Area, United Kingdom and Switzerland, and the disclosure appearing under “Underwriting – Notice to Investors” is intended to help insure that, if the underwriters do make such offers or sales, that they will be made in compliance with applicable laws.

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

Financial Statements – ICF International, Inc. and Subsidiaries

General

46.	Update your financial statements pursuant to 3-12 of Regulation S-X.

Response: Amendment No. 1 includes financial information for the quarter ended March 31, 2006.

Consolidated Statements of Operations, page F-4

47.	Please advise us how your presentation of non-cash compensation as a separate line item on the face of your statement of operations complies with the guidance in SAB Topic 14F or revise accordingly.

Response: ICF has changed the presentation in the financial statements to include the non-cash stock compensation expense with indirect and selling expenses, which follows the Company’s treatment for cash incentive compensation, rather than the prior separate presentation as a standalone line item in the audited and interim financial statements.

Note B – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

48.	Further explain how you determine the pro-rata portion of fixed fees to be recognized on cost-type contracts and tell us if the referenced probable and estimable fees are billable under the contractual terms. Also, we note that actual and anticipated awards are considered in estimating revenues. Clarify your basis for the consideration of award fees prior to the time in which they are triggered under the terms of the contract.

Response: ICF typically recognizes fixed fees under cost-based contracts to be earned in proportion to the ratio of the allowable costs actually incurred in performance of the contract to the total estimated costs of the contract. This ratio is applied to the fixed fee under the contract to determine the pro-rata portion of the fee recognized as revenue. The estimated fees are billed currently with the incurred costs on a monthly basis in accordance with contractual terms.

With respect to estimated award fees, ICF considers estimated award fees under cost–based contracts in estimating revenues only when it is able to make reasonably dependable estimates of such awards. It evaluates such estimates based on ICF’s prior experience under similar award fee contracts, prior award fee determinations under the existing contract and communications with the client as to ICF’s performance, including any interim performance evaluations received. Historically, ICF believes that its close communications with its clients throughout the term of contracts has resulted in its

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

estimates of award fees being reasonable in relation to the amounts actually awarded and has not resulted in any significant reversals of amounts in subsequent periods.

ICF currently recognizes revenue in advance on award fees on only one contract, which has total annual award fees of approximately $100,000. ICF has over eight years of history on this contract and has not to date had to reduce revenue because of overestimating award fees.

49.	We note that under certain circumstances you may proceed with work prior to signing formal contract documents. Please clarify how you determine persuasive evidence of an arrangement exists in these circumstances under SAB Topic 13A2. Advise us of your customary business practices as it relates to these customers and how your policy is consistent with those practices. Lastly, explain what legal rights you have to payment in situations where services have been performed without a contract.

Response: ICF determines that persuasive evidence of an arrangement exists when it has a request, or approval, to commence or continue work from a representative of the customer who has authority to make such requests or approvals. It is customary for some U.S. federal agencies and other customers to ask ICF to begin work before a formal contract exists, or to continue work before a formal extension is executed. ICF decides, on a case-by-case basis consistent with its experience with particular customers, whether and to what extent to begin or continue work in such instances. In most cases, ICF has written or email authorization from the client to commence or continue work while the formal contract or extension is being negotiated or prepared. In some instances, such authorizations are oral. Formal contracts or extensions are usually executed within a few weeks after authorization to commence work. ICF’s experience in this area has been favorable, and it is rare for ICF not to be paid for work based on deferred formal documentation. ICF has rarely had to reverse revenue recognition in these circumstances. In the event a customer refused to pay for services rendered after asking ICF to begin or continue work, ICF would take the position that an oral contract existed, based on doctrines such as detrimental reliance, and that, in any event, it is entitled to payment on a quantum meruit basis.

Stock-based compensation plan, page F-11

50.	Tell us how you determined the fair value of the Company’s stock for purposes of calculating the charge to compensation expense on the date the vesting of all outstanding unvested options was accelerated. Include in your response a discussion of the valuation methodology as well as the significant assumptions used by the Company in determining the fair value. In addition tell us what consideration was given to the pending initial public offering and how that factored into your valuation.

Response: The fair value of the Company’s common stock as of December 31, 2005 was determined by the Board of Directors based on a contemporaneous valuation

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

performed by an unrelated, independent valuation specialist as of September 30, 2005 (on a pro forma basis to include the recent Caliber acquisition). Determining the fair value of ICF’s stock required making complex and subjective judgments. The independent, valuation firm performed a formal business valuation and followed generally accepted valuation standards. The valuation firm considered several methodologies in its analysis, including guideline public company analysis, an analysis of comparable company transactions, and a discounted cash flow analysis. Although the market-based analyses did not include directly comparable companies to ICF, the analysis provided useful benchmarks. The final valuation conclusion was based on a detailed discounted cash flow analysis, in light of the results of the market-based analysis.

The discounted cash flow analysis, an income-based approach, involves applying appropriate discount rates to estimated future free cash flows, which were based on management’s forecasts of revenue and costs. The revenue forecasts were based on expected annual growth rates of approximately 10% and normalized EBITDA margins of 8%. There is inherent uncertainty in these estimates; however, the assumptions underlying the estimates were consistent with ICF’s business plan. The risks associated with executing the Company’s business plan were assessed in selecting the appropriate discount rate, which was approximately 16% percent. If a different discount rate had been used, without adjusting other assumptions, the valuation would have been different.

In general, the per share value as of December 31, 2005 as compared to December 31, 2004, increased due to many facts and circumstances, including: the acquisitions of Caliber and Synergy; the integration of the Synergy acquisition; growing revenues; increasing normalized profit margins and growth expectations; and the relative improvement in general market and economic conditions.

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

The resulting enterprise values and related valuation multiples are:

	Valuation by Board as of 12/31/05	Valuation by Independent Firm as of 9/30/05
Equity Value to Enterprise Value Reconciliation
Per Share Value	$9.05	$9.05
Number of Shares	9,736,866	9,164,157

Implied Equity Value	$88,118,637	$82,935,621
Plus Debt	$60,972,000	$62,019,000

Implied Enterprise Value	$149,090,637	$144,954,621

Financial Results[1]
ICF Trailing Revenues	$207,794,000	$204,918,000
ICF Trailing EBITDA	$15,958,000	$16,309,000

Implied Valuation Multiples
Trailing Revenue Multiple	0.7 x	0.7 x
Trailing EBITDA Multiple	9.3 x	8.9 x

Consideration of Public Offering

The difference between ICF as a private company versus a potentially public company was factored into the formal business valuation analysis in September 2005 in several ways. For example, in the analysis of guideline public companies, a discount for lack of marketability was used to transform the indicated values from public companies to the

[1]	The financial results as of September 30, 2005 and December 31, 2005 represent pro forma results, which include the annualized results of the Caliber acquisition.

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

indicated values of private companies in the market, based on a detailed study of the differences between public company and private company valuations. This issue was also taken into account in assessing the reasonableness of the discount rate.

While it is reasonable to expect that the completion of an IPO will add value to ICF’s shares because they will have increased liquidity and marketability, the timing and amount of additional value can be measured with neither precision nor certainty. As of the valuation dates noted above, ICF had no immediate plans to file for a public offering, because management needed time to ensure the successful integration of the Caliber acquisition. ICF began a formal discussion process with nine investment banks regarding the initiation of a possible public offering in early 2006. The fair value of the Company’s common stock that was used by management in 2005 for purposes of calculating the charge to compensation expense was within the range of the estimated post-IPO fair value of the Company’s common stock in the February 2006 analyses performed by the underwriters who were selected to the lead and manage the IPO.

Note C – Acquisitions, page F-13

51.	Explain to us how you have considered the disclosure requirements of paragraph 51(b) of SFAS 141 as it relates to goodwill acquired as part of the acquisition transactions.

Response: ICF disclosed, as required by paragraph 51(b) of SFAS 141, the primary reasons for, and purchase price of, each acquisition transaction, including a description of the factors that contributed to a purchase price that results in the recognition of goodwill. Because each acquisition was an extensively negotiated, arms-length transaction with the price and terms based on market factors, ICF believes its disclosure is adequate and consistent with the requirements of SFAS 141.

52.	Tell us how you have complied with the disclosure requirements in paragraph 51(d) of SFAS 141 as it relates to the stock issued in connection with the Synergy, Inc. acquisition. Include in your response the number of shares issued and a discussion of the valuation methodology as well as the significant assumptions used in determining the fair value.

Response: ICF has provided the cost of the acquired entity itemized by cash, stock and transaction expenses. ICF issued 69,199.89 shares of common stock valued at $7.34/share, the fair market value as determined by its Board of Directors, or $500,000 worth of common stock.

53.	Based on your discussion here it appears that you have concluded that any earnout payments resulting from your acquisition of Caliber Associates, Inc. should be accounted

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

for as an adjustment to the purchase price. In a supplemental response to us, please explain how you have considered the guidance in EITF 95-8 in determining the appropriate accounting treatment. Specifically address whether the former owners to which payment is being made are current employees of the Company, and if so whether any continuing employment criteria must be met in order for the employee to be eligible to receive the payment.

Response: EITF 95-8 discusses the accounting for contingent consideration paid to the shareholders of an acquired enterprise in a purchase method business combination. The issue is whether the contingent consideration based on future performance or events is additional purchase price or compensation for services, use of property, or profit sharing. The EITF addresses a number of factors or indicators that should be considered in this determination.

In this case, there is no link between continuing employment by selling shareholders and the contingent consideration. At the time of its acquisition by ICF, 100% of the outstanding stock of Caliber was owned by the ESOP. The two founders have signed multi-year employment agreements, but are not participants in the ESOP and will not receive any of the contingent consideration in any event. The ultimate recipients of the contingent consideration will be the ESOP participants, regardless of their status as employees or their performance as employees. In addition, the level of compensation for current Caliber senior management equals or exceeds their compensation prior to the acquisition and is comparable to similar positions at ICF.

Based on the facts and circumstances enumerated above, ICF meets and complies with the requirements of EITF 95-8 for classifying this contingent consideration as purchase price.

Note N – Stockholders’ Equity, page F-25

54.	For equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement, tell us what consideration was given to disclosing in the notes to the financial statements the following:

•	For each grant date, disclose the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;

•	Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

•	Indicate whether or not the valuation was performed by an unrelated third party.

Response: All of the 102,045 options granted in 2005 were revalued at $9.05 in December 2005. These 102,045 options represent substantially less than 2% of ICF’s

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

total outstanding common stock, and none of the options had any intrinsic value at the time of issuance. Because all of the options granted were in accordance, and consistent in amount, with ICF’s past practice and the total of the options and stock granted was small relative to the outstanding shares, ICF did not feel it necessary to disclose in the notes to the financial statements any of the specific information indicated in the comment. For a discussion of ICF’s valuation methodology, please refer to the response to comment 50.

Financial Statements – December 31, 2004 Audited Financial Statements of Caliber Associates, Inc.

Report of Independent Accountants, page F-28

55.	Please have your auditors revise their report to include the city and state of the office issuing the opinion.

Response: The revisions requested in this comment have been made. See page F-29 of Amendment No. 1.

Financial Statements – September 30, 2005 Unaudited Financial Statements of Caliber Associates, Inc.

56.	We note the reference at the bottom of your financial statements to the independent accountants’ review report. Please tell us where this report has been included in your filing or include it in your next amendment.

Response: The reference to the review report has been deleted from Amendment No. 1.

Part II

Item 15. Recent Sales of Unregistered Securities

57.	Please revise to identify the exemption relied upon for each issuance and to provide a description of the facts that support your use of each such exemption. We note the general disclosure at the end of this section, however, the specific exemption relied upon for each transaction is not clear.

Response: The section referred to in this comment has been revised as suggested. See pages II-2 to II-4 of Amendment No. 1.

58.	Please revise to indicate the type and amount of consideration received in each in connection with the issuance of options.

Response: The section referred to in this comment has been revised as suggested. See page II-4 of Amendment No. 1.

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

June 23, 2006

Item 16. Exhibits

59.	Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.

Response: Virtually all of the remaining exhibits, including the draft opinion, have been filed with Amendment No. 1.

We appreciate the Staff’s attention to the Registration Statement and the opportunity to provide the foregoing responses to the Staff’s comments. If you wish to discuss any of the foregoing comments, please call me at (703) 720-7890.

Very truly yours,

/s/  James J. Maiwurm*

cc:	Sudhakar Kesavan, ICF International, Inc.

Robert Telewicz, Securities and Exchange Commission

* Admitted only in D.C., Maryland, New York and Ohio.